# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Perfect Corp., CIK 0001899830
CUSIP: G7006A109
Title of class of securities: Class A Ordinary Shares, par value of $0.10 per share
Address of issuer's principal executive offices: 14F, No. 98 Minquan Road, Xindian District, New Taipei City, TAIWAN, Taiwan (F5), 231
Date of event which requires filing of this statement: 07/10/2026
Amends the filing with accession number 0000898432-25-000092
Filed by CIK 0001962464
Persons authorized to receive notices and communications: Alice H. Chang, 14F, No. 98 Minquan Road, Xindian District, New Taipei City, TAIWAN, Taiwan (F5), 231, 886-2-8667-1105

## Reporting persons
- Alice H. Chang (CIK 0001962464): type of reporting person: individual (IN); citizenship or place of organization: Taiwan (F5); does not affirm membership in a group (box b); source of funds: subject company funds (SC), other (OO); sole voting power 17,726,784; shared voting power 0; sole dispositive power 17,726,784; shared dispositive power 0; aggregate amount beneficially owned 17,726,784 (17.3% of the class)
  Comment: (1) Represents (i) 597,256 Class A ordinary shares directly held by Alice H. Chang ("Ms. Chang"), (ii) 973,744 Class B ordinary shares directly held by Ms. Chang, (iii) 10,622,620 Class B ordinary shares held by GOLDEN EDGE CO., LTD. over which Ms. Chang has sole voting power and sole dispositive power, (iv) 4,669,346 Class B ordinary shares held by DVDonet.com. Inc. over which Ms. Chang has sole voting power and sole dispositive power, (v) 523,008 Class B ordinary shares held by World Speed Company Limited over which Ms. Chang has sole voting power and sole dispositive power, and (vi) 340,810 Class B ordinary shares that Ms. Chang has the right to acquire within 60 days of the date hereof, upon exercise of 340,810 options vested to Ms. Chang under the 2021 Stock Compensation Plan adopted by the Issuer's board of directors on December 13, 2021, as amended (the "Share Incentive Plan"). Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own as described in Item 5. See Item 5.
  
  (2) The percentage of class of securities beneficially owned by the Reporting Person is calculated based on a total number of (i) 101,848,671 issued and outstanding ordinary shares (consisting of 85,059,953 Class A ordinary shares and 16,788,718 Class B ordinary shares) of the Issuer as of December 31, 2025, as reported by the Issuer in its annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission ("SEC") on March 13, 2026, and (ii) 340,810 Class B ordinary shares that Ms. Chang has the right to acquire within 60 days of the date hereof, upon exercise of 340,810 options vested to Ms. Chang under the Share Incentive Plan.
  
  (3) The 17,726,784 ordinary shares (consisting of 597,256 Class A ordinary shares and 17,129,528 Class B ordinary shares) beneficially owned by Ms. Chang represents 67.6% of the total outstanding voting power of the Issuer. The percentage of total voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the total voting power of (i) all of the Issuer's Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2025, and (ii) 340,810 Class B ordinary shares that Ms. Chang has the right to acquire within 60 days of the date hereof, upon exercise of 340,810 options vested to Ms. Chang under the Share Incentive Plan. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted for a vote.
- Golden Edge Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: subject company funds (SC), other (OO); sole voting power 10,622,620; shared voting power 0; sole dispositive power 10,622,620; shared dispositive power 0; aggregate amount beneficially owned 10,622,620 (10.4% of the class)
  Comment: (1) Represents 10,622,620 Class B ordinary shares held by GOLDEN EDGE CO., LTD. over which Ms. Chang has sole voting power and sole dispositive power. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own as described in Item 5. See Item 5.
  
  (2) The percentage of class of securities beneficially owned by the Reporting Person is calculated based on a total number of 101,848,671 issued and outstanding ordinary shares (consisting of 85,059,953 Class A ordinary shares and 16,788,718 Class B ordinary shares) of the Issuer as of December 31, 2025, as reported by the Issuer in its annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the SEC on March 13, 2026.
  
  (3) The 10,622,620 Class B ordinary shares held by GOLDEN EDGE CO., LTD. represents 42.0% of the total outstanding voting power of the Issuer. The percentage of total voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer's Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2025. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted for a vote.
- DVDonet.com. Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: subject company funds (SC), other (OO); sole voting power 4,669,346; shared voting power 0; sole dispositive power 4,669,346; shared dispositive power 0; aggregate amount beneficially owned 4,669,346 (4.6% of the class)
  Comment: (1) Represents 4,669,346 Class B ordinary shares held by DVDonet.com. Inc. over which Ms. Chang has sole voting power and sole dispositive power. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own as described in Item 5. See Item 5.
  
  (2) The percentage of class of securities beneficially owned by the Reporting Person is calculated based on a total number of 101,848,671 issued and outstanding ordinary shares (consisting of 85,059,953 Class A ordinary shares and 16,788,718 Class B ordinary shares) of the Issuer as of December 31, 2025, as reported by the Issuer in its annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the SEC on March 13, 2026.
  
  (3) The 4,669,346 Class B ordinary shares held by DVDonet.com. Inc. represents 18.5% of the total outstanding voting power of the Issuer. The percentage of total voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer's Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2025. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted for a vote.
- World Speed Company Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: subject company funds (SC), other (OO); sole voting power 523,008; shared voting power 0; sole dispositive power 523,008; shared dispositive power 0; aggregate amount beneficially owned 523,008 (0.5% of the class)
  Comment: (1) Represents 523,008 Class B ordinary shares held by World Speed Company Limited over which Ms. Chang has sole voting power and sole dispositive power. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own as described in Item 5. See Item 5.
  
  (2) The percentage of class of securities beneficially owned by the Reporting Person is calculated based on a total number of 101,848,671 issued and outstanding ordinary shares (consisting of 85,059,953 Class A ordinary shares and 16,788,718 Class B ordinary shares) of the Issuer as of December 31, 2025, as reported by the Issuer in its annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the SEC on March 13, 2026.
  
  (3) The 523,008 Class B ordinary shares held by World Speed Company Limited represents 2.1% of the total outstanding voting power of the Issuer. The percentage of total voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer's Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2025. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters submitted for a vote.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value of $0.10 per share
Name of issuer: Perfect Corp.
Address of issuer's principal executive offices: 14F, No. 98 Minquan Road, Xindian District, New Taipei City, TAIWAN, Taiwan (F5), 231
Comment: This Amendment No. 2 (this "Amendment No. 2") amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on February 5, 2025 (the "Schedule 13D"), as amended by Amendment No. 1 thereto. This Amendment No. 2 is being filed to report, among other things, the execution of the Merger Agreement, the Consortium Termination Agreement, the Chairwoman Support Agreement, the CyberLink Support Agreement and the Limited Guarantee (each as defined below). This Amendment No. 2 amends and restates in entirety the disclosures in Item 3 ("Source and Amount of Funds or Other Consideration"), Item 4 ("Purpose of Transaction"), Item 5 ("Interest in Securities of the Issuer"), Item 6 ("Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer") and Item 7 ("Material to be Filed as Exhibits") of the Schedule 13D. Unless otherwise amended or supplemented herein, the disclosures set forth in the Schedule 13D remain unchanged. Capitalized terms used herein but not defined shall have the meanings set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On July 10, 2026, ProjectNY, an exempted company with limited liability incorporated under the laws of the Cayman Islands ("Merger Sub"), and Perfect Corp., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the "Issuer" or the "Company"), entered into an Agreement and Plan of Merger (as may be amended, supplemented or otherwise modified from time to time, the "Merger Agreement"), pursuant to which Merger Sub will be merged with and into the Issuer (the "Merger"), with the Issuer surviving the Merger as the surviving company (the "Surviving Company"). Merger Sub is an entity controlled by the Chairwoman Parties and was formed solely for purposes of the Merger and the other transactions contemplated by the Merger Agreement.

Pursuant to the Merger Agreement, at the Effective Time, each Class A ordinary share, par value 0.10 per share, and each Class B ordinary share, par value US$0.10 per share, of the Issuer, other than Dissenting Shares, Continuing Shares and Excluded Shares, will be cancelled and cease to exist in consideration for the right to receive US$2.00 in cash per Share, without interest. The Continuing Shares held by the Reporting Persons and CyberLink International Technology Corp. ("CyberLink International") will not be cancelled in the Merger and will remain outstanding and continue to exist without interruption as ordinary shares of the Surviving Company, and the holders of such Continuing Shares will not receive the Per Share Merger Consideration in respect of such Continuing Shares.

The Reporting Persons do not expect to expend funds to purchase additional Shares in connection with the Merger. The cash consideration payable to holders of Shares entitled to receive the Per Share Merger Consideration, together with other amounts payable in connection with the Merger, is expected to be funded through available cash of the Issuer in accordance with the terms of the Merger Agreement. In connection with the Merger Agreement, Ms. Chang has delivered a Limited Guarantee in favor of the Issuer to guarantee certain payment obligations of Merger Sub under the Merger Agreement, subject to the limitations set forth therein.

The information set forth in or incorporated by reference in Item 4 of this statement is incorporated herein by reference in its entirety.

## Item 4. Purpose of Transaction
Purpose of transaction:
As previously disclosed, on March 18, 2026, Ms. Alice H. Chang ("Ms. Chang") and her controlled affiliates GOLDEN EDGE CO., LTD. ("Golden Edge"), DVDonet.com. Inc. ("DVDonet") and World Speed Company Limited ("World Speed" and, together with Ms. Chang, Golden Edge and DVDonet, the "Chairwoman Parties"), and CyberLink International entered into a consortium agreement (the "Consortium Agreement") in connection with a proposed going-private transaction involving the Issuer. In connection with the Consortium Agreement, the Chairwoman Parties and CyberLink International submitted a preliminary non-binding proposal, dated March 18, 2026 (the "Proposal"), to the Issuer's board of directors to acquire all of the outstanding ordinary shares of the Issuer not owned by them for US$1.95 per ordinary share in cash.

On July 10, 2026, the Chairwoman Parties and CyberLink International entered into a Termination Agreement (the "Consortium Termination Agreement"), pursuant to which the Consortium Agreement was terminated in its entirety and ceased to be of further force or effect. The Consortium Termination Agreement provides that, as of the date thereof, no party has any further rights or obligations under the Consortium Agreement and that CyberLink International will have no obligations with respect to the Transaction except as expressly set forth in the CyberLink Support Agreement (as defined below), the Consortium Termination Agreement or any other written agreement to which CyberLink International is a party in connection with the Transaction.

On July 10, 2026, Merger Sub and the Issuer entered into the Merger Agreement. Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, Merger Sub will merge with and into the Issuer, with the Issuer continuing as the Surviving Company. At the Effective Time, each Share, other than Dissenting Shares, Continuing Shares and Excluded Shares, will be cancelled in exchange for the right to receive US$2.00 in cash per Share, without interest. Each Continuing Share will not be cancelled in the Merger and will remain outstanding and continue to exist without interruption as one validly issued, fully paid and non-assessable ordinary share of the Surviving Company. The Continuing Shares held by the Chairwoman Parties and CyberLink International will constitute all of the issued and outstanding share capital of the Surviving Company immediately after the Effective Time. The Merger Agreement also provides for, among other things, the treatment of Company Options, Company Warrants and Company Earnout Shares, the delisting of the Issuer's Class A ordinary shares from the New York Stock Exchange and the deregistration of the Issuer's equity securities under the Act.

On July 10, 2026, as an inducement to the Issuer's willingness to enter into the Merger Agreement, the Chairwoman Parties entered into a Voting and Support Agreement with Merger Sub (the "Chairwoman Support Agreement"). Pursuant to the Chairwoman Support Agreement, each Chairwoman Party agreed, among other things, (i) to vote all of its or her Securities in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, subject to the terms and conditions set forth therein, (ii) to vote against certain competing or inconsistent transactions or actions, (iii) to comply with certain restrictions on transfers of its or her Securities, (iv) to waive appraisal or dissenters' rights with respect to its or her Securities and (v) that its or her Continuing Shares will not be cancelled in the Merger and will remain outstanding and continue to exist without interruption as ordinary shares of the Surviving Company. The Chairwoman Support Agreement provides that the Chairwoman Parties will receive no cash consideration for their Continuing Shares.

On July 10, 2026, as an inducement to the Issuer's willingness to enter into the Merger Agreement, CyberLink International entered into a separate Voting and Support Agreement with Merger Sub (the "CyberLink Support Agreement" and, together with the Chairwoman Support Agreement, the "Support Agreements"). Pursuant to the CyberLink Support Agreement, CyberLink International agreed, among other things, (i) to vote all of its Securities in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, subject to the terms and conditions set forth therein, (ii) to vote against certain competing or inconsistent transactions or actions, (iii) to comply with certain restrictions on transfers of its Securities, (iv) to waive appraisal or dissenters' rights with respect to its Securities and (v) that its Continuing Shares will not be cancelled in the Merger and will remain outstanding and continue to exist without interruption as ordinary shares of the Surviving Company. The CyberLink Support Agreement provides that CyberLink International will receive no cash consideration for its Continuing Shares.

On July 10, 2026, Ms. Chang entered into a limited guarantee in favor of the Issuer (the "Limited Guarantee"), pursuant to which Ms. Chang guaranteed the due and punctual payment, observance, performance and discharge of certain payment obligations of Merger Sub under the Merger Agreement, including the Merger Sub Termination Fee and certain related collection costs and expenses, subject to the cap and other limitations set forth in the Limited Guarantee.

If the Merger is completed, the Issuer's Class A ordinary shares would be delisted from the New York Stock Exchange, and the Issuer's obligation to file periodic reports under the Act would terminate. In addition, consummation of the Merger may result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer, and changes to the Issuer's memorandum and articles of association to reflect that the Issuer would become a privately held company.

Other than as described in this Item 4, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D. No assurance can be given that the Merger will be consummated.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the Consortium Termination Agreement, the Chairwoman Support Agreement, the CyberLink Support Agreement and the Limited Guarantee, each of which is filed as an exhibit hereto or incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information of the Reporting Persons with respect to Rows 7 through 13 (including the footnotes to such information) of the cover pages to this Amendment No. 2 is incorporated herein by reference in its entirety.

As a result of the Consortium Termination Agreement, the Consortium Agreement was terminated in its entirety and any group that may have been deemed to exist solely as a result of the Consortium Agreement and the Proposal may be deemed to have terminated. However, as a result of the Merger Agreement, the Chairwoman Support Agreement, the CyberLink Support Agreement and the related transaction arrangements described herein, the Reporting Persons and CyberLink International may be deemed to be members of a "group" within the meaning of Section 13(d)(3) of the Act and Rule 13d-5 promulgated under the Act. As such, the group may be deemed to beneficially own, in the aggregate, 54,346,935 ordinary shares (consisting of 37,558,217 Class A ordinary shares and 16,788,718 Class B ordinary shares, excluding any ordinary shares issuable upon the Reporting Persons' or CyberLink International's exercise of options or warrants within 60 days), which represent 53.4% of the total outstanding ordinary shares or 81.2% of the total voting power, calculated based on a total number of 101,848,671 issued and outstanding ordinary shares (consisting of 85,059,953 Class A ordinary shares and 16,788,718 Class B ordinary shares) of the Issuer as of December 31, 2025.

The Reporting Persons expressly disclaim beneficial ownership of the ordinary shares that are beneficially owned by CyberLink International and any other reporting persons. Neither the filing of this Amendment No. 2, the Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that any of them is the beneficial owner of any of the ordinary shares beneficially owned in the aggregate by any other member of any such group for purposes of Section 13(d) of the Act or for any other purpose. The Reporting Persons are only responsible for the information contained in the Schedule 13D and this Amendment No. 2 and assume no responsibility for information contained in any other Schedule 13D and/or amendments filed by any other reporting person.
Number of shares as to which each person has sole or shared power to vote or dispose: See (a) above.
Transactions in the class effected during the past sixty days: Except as set forth in Items 3, 4 and 6, to the knowledge of each of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the Class A ordinary shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into an agreement on February 5, 2025, with respect to the joint filing of the Schedule 13D and any amendment or amendments hereto. Such joint filing agreement is attached as an exhibit hereto and is incorporated herein by reference.

The Merger Agreement, the Consortium Termination Agreement, the Chairwoman Support Agreement, the CyberLink Support Agreement and the Limited Guarantee, each of which is filed as an exhibit hereto or incorporated herein by reference, are incorporated herein by reference in their entirety. In addition, the information set forth in Items 3, 4 and 5 of this statement is incorporated by reference in its entirety into this Item 6.

To the knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented by the following:

4 Agreement and Plan of Merger, dated as of July 10, 2026, by and between ProjectNY and Perfect Corp., incorporated herein by reference to Exhibit 99.2 to the Current Report on Form 6-K furnished by the Issuer to the SEC on July 10, 2026.
5 Termination Agreement, dated as of July 10, 2026, by and among Alice H. Chang, GOLDEN EDGE CO., LTD., DVDonet.com. Inc., World Speed Company Limited and CyberLink International Technology Corp.
6 Voting and Support Agreement, dated as of July 10, 2026, by and among ProjectNY and the Chairwoman Parties.
7 Voting and Support Agreement, dated as of July 10, 2026, by and between ProjectNY and CyberLink International Technology Corp.
8 Limited Guarantee, dated as of July 10, 2026, by Alice H. Chang in favor of Perfect Corp.

## Signatures
- Alice H. Chang: /s/ Alice H. Chang, Alice H. Chang/Chief Executive Officer (07/10/2026)
- Golden Edge Co., Ltd.: /s/ Iris Chen, Iris Chen/Director (07/10/2026)
- DVDonet.com. Inc.: /s/ Liang-Chu Sun, Liang-Chu Sun/Director (07/10/2026)
- World Speed Company Limited: /s/ Liang-Chu Sun, Liang-Chu Sun/Director (07/10/2026)